The Marcus Corporation

100 East Wisconsin Avenue, Suite 1900

Milwaukee, WI 53202-4125

May 28, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	The Marcus Corporation
Form 10-K for Fiscal Year Ended May 28, 2009
Filed August 11, 2009
Definitive 14A
Filed September 4, 2009
File No. 001-12604

Ladies and Gentlemen:

The Marcus Corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 26, 2010 with respect to the above-referenced filings, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE MARCUS CORPORATION

By:	/s/ Douglas A Neis
Douglas A. Neis
Chief Financial Officer and Treasurer